FOR IMMEDIATE RELEASE       Contact- Guy T. Marcus
May 20, 1997                         Vice President-Inv. Rel
                                     (214) 978-2691

   1997 SHAREHOLDERS' MEETING AND SECOND QUARTER DIVIDEND

     DALLAS, Texas -- At Halliburton Company's (NYSE-HAL) annual meeting in Dallas today, the company's shareholders elected all ten nominees to the board of directors and ratified the appointment of Arthur Andersen LLP to audit the company's financial statements for the year 1997. Also, Halliburton's shareholders approved proposals to amend the certificate of incorporation of the company to increase the number of authorized shares of common stock and to amend and restate the 1993 stock and long-term incentive plan.

     At the board of directors meeting following the shareholders meeting, the board declared a second quarter dividend of 25 cents per share of the common stock, payable June 25, 1997 to shareholders of record at the close of business June 4, 1997.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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